Exhibit 3

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Set forth below is the name and present principal occupation or employment of each director and executive officer of SK hynix Inc. The business address of each of the directors and executive officers is 2091, Gyeongchung-daero, Bubal-eup, Icheon-si, Gyeonggi-do 17336, Korea. Each person listed below is a citizen of the Republic of Korea.

Name	**Present Principal Occupation**
Nohjung Kwak	Executive director, Chief Executive Officer and President
Seon Yong Cha	Executive director, President and Head of Research and Development
Yong Ho Jang	Non-executive director
Jung Kyu Kim	Non-executive director
Deog Kyoon Jeong	Independent director
Zeong Won Kim	Independent director
Donghoon Yang	Independent director
Hyun Chul Sohn	Independent director
Seung Beom Koh	Chairperson of the Board; Independent director
Gahng Gook Choi	Independent director
Tae Won Chey	Chairman
Ju Seon Kim	President
Hyunjong Song	President
Sung Jin Yeum	President
Hyun Ahn	President
Sangrak Lee	Vice President
Jong Hwan Kim	Vice President
Woo Pyo Jeong	Vice President
Chun Sung Kim	Vice President
Byoungki Lee	Vice President
Jaesoon Kwon	Vice President
Woojin Choi	Vice President
Choonhwan Kim	Vice President
Donggyu Kim	Vice President
Woo Hyun Kim	Vice President
Youjong Kang	Vice President
Jin Soo Kang	Vice President
Bogun Jin	Vice President
Jung San Choi	Vice President
Seungyong Doh	Vice President
Sunggon Jin	Vice President
Dong Hui Son	Vice President
Hyung Mo Yang	Vice President
Seonghwan Park	Vice President

Set forth below is the name and present principal occupation or employment of each director and executive officer of HYAICO Corporation (formerly known as SK hynix NAND Product Solutions Corp.). The business address of each of the directors and executive officers is 50 Hudson Yards Ste 6800, New York, NY 10001. Each person listed below is a citizen of the Republic of Korea.

Name	Present Principal Occupation
Tae Won Chey	Chairman of the Board
Sung-wook Park	Director
Nohjung Kwak	Director
Jaihun Jung	Director
Hyunjong Song	Director, President & CEO
Sang Soo (Steve) Son	Secretary
Jeong Hwan Oh	Treasurer